Exhibit 99.1

Notice of Annual General Meeting and

of Availability of Proxy Materials

Notice is hereby given that Stantec Inc. (“Stantec” or the “Company”) will hold its annual general meeting of shareholders on Thursday, May 7, 2020, at 10:30 AM (MDT) at Stantec Tower, Suite 400, 10220 – 103 Avenue NW, Edmonton, Alberta, T5J 0K4.

The board has fixed the close of business on March 11, 2020, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting. Only shareholders of record on that date are entitled to vote on the matters listed in this Notice.

WHEN Thursday, May 7, 2020 10:30 AM (MDT)	WHERE Stantec Tower Suite 400, 10220 – 103 Avenue NW Edmonton, Alberta, T5J 0K4.

Please note that due to rapidly evolving restrictions and concerns arising in relation to the COVID-19 outbreak, the time, date or place of the meeting may need to change. As of the date of this Notice, no changes are anticipated. If circumstances change, we will promptly alert you and all parties involved in our proxy voting infrastructure (such as intermediaries, our transfer agent, and proxy service providers) and issue a news release. Any changes to the meeting will be communicated in a timely manner to allow reasonable time under applicable law to vote your shares and attend the meeting.

Notice-and-Access

As permitted by Canadian securities regulators, Stantec is using the “notice-and-access” mechanism for delivery of its Management Information Circular for our annual general shareholder meeting to both registered and beneficial shareholders. This means that our circular is being posted online for you to access, rather than being mailed out. This Notice includes information on how to access our circular online and how to request a paper copy. Notice-and-access gives shareholders more choice, substantially reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption.

You will find enclosed with this Notice a form of proxy or a voting instruction form that you can use to vote your shares of Stantec (see “Voting” below).

It is very important that you read the circular carefully before voting your shares.

WHERE YOU CAN ACCESS THE CIRCULAR

On our website:	On SEDAR:	On EDGAR:
stantec.com	sedar.com	sec.gov

THE MEETING WILL BE HELD TO

1 g	2 g	3 g	4 g	5 ∎

Receive Stantec’s financial statements for the year ended December 31, 2019, together with the auditors’ report on those statements (page 9 of the circular and our 2019 Annual Report)	Elect the directors of Stantec (pages 9 and 11 to 16 of the circular)	Appoint the auditors of Stantec and authorize the directors to fix the auditors’ remuneration (page 10 of the circular)	Consider a nonbinding advisory resolution on Stantec’s approach to executive compensation. (page 10 of the circular and the Executive Compensation Overview section beginning on page 38 of the circular)	Transact any other business as may properly be brought before the meeting.

For more details about the matters to be voted at the meeting, please see the sections referenced above.

Voting

Please note that you cannot vote by returning this Notice.

You may vote your shares on the Internet, by phone, fax or mail.

Internet	Phone	Fax	Mail

Please refer to the instructions on your separate proxy or voting instruction form on how to vote using these methods.

You may also vote in person by following the instructions in the section of the circular entitled Questions and Answers about Voting.

Registered Shareholders

Computershare must receive your proxy form or you must have voted by Internet or telephone before 10:30 AM (MDT) on Tuesday, May 5, 2020.

Beneficial Shareholders

Your intermediary must receive your voting instructions with sufficient time for your vote to be processed before 10:30 AM (MDT) on Tuesday, May 5, 2020, in accordance with your intermediary’s instructions. If you vote by Internet or telephone, you must do so prior to 10:30 AM (MDT) on Tuesday, May 5, 2020.

By order of the board of directors, Paul J. D. Alpern Senior Vice President, Secretary and General Counsel March 11, 2020

How to request a paper copy of the circular

Upon request, Stantec will provide a paper copy of the circular to any shareholder, free of charge, for a period of one year from the date the circular is filed on SEDAR. Here is how you can request a paper copy:

g   Before the meeting

If you are a registered shareholder, call Computershare’s fulfillment service line at 1-866-962-0498 (toll-free).

If you are a beneficial shareholder, call Broadridge’s fulfillment service line at 1-877-907-7643 (toll-free).

You can also request a copy at stantec.com.

Please note that you will not receive another form of proxy or voting instruction form; please retain your current one to vote your shares.

g   After the meeting

Call 1-877-907-7643

If your request is made before the date of the meeting, the circular will be sent to you within three business days of receipt of your request. If the request is made on or after May 7, 2020, the circular will be sent to you within ten calendar days of receiving your request.

To ensure receipt of the paper copy in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 10:30 AM (MDT) on Wednesday, April 27, 2020 (this factors the three business day period for processing requests as well as typical mailing times).

If you have any questions regarding this notice, notice-and-access or the meeting, please call Computershare at 1-800-564-6253 (if you are a registered shareholder) or Broadridge Investor Communication Solutions at 1-855-887-2244 (if you are a beneficial shareholder).